Preliminary Pricing Supplement No. 2857 (To the Prospectus dated August 1, 2019, the Prospectus Supplement dated August 1, 2019 and the Product Supplement EQUITY LIRN-1 dated August 26, 2019)	Subject to Completion Preliminary Pricing Supplement dated January 13, 2020	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-232144

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	January , 2020 January , 2020 January , 2023
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Leveraged Index Return Notes® Linked to the Worst Performing of the Nikkei 225 Index and the EURO STOXX 50® Index

▪    Maturity of approximately three years

▪  [250.00% to 270.00%] leveraged upside exposure to increases in the Worst Performing Index

▪  1-to-1 downside exposure to decreases in the Worst Performing Index beyond a 15.00% decline, with up to 85.00% of your principal at risk

▪  The notes are not linked to a basket composed of the Indices. Any depreciation in the level of either Index will not be offset by any appreciation in the level of the other Index.

▪  All payments occur at maturity and are subject to the credit risk of Barclays Bank PLC

▪  No periodic interest payments

▪  In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.075 per unit. See “Structuring the Notes”

▪  Limited secondary market liquidity, with no exchange listing

▪  The notes are our unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC. The notes are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom, or any other jurisdiction.

The notes are being issued by Barclays Bank PLC (“Barclays”). There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-8 of this term sheet and “Risk Factors” beginning on page PS-7 of product supplement EQUITY LIRN-1 and beginning on page S-7 of the prospectus supplement.

Our initial estimated value of the notes, based on our internal pricing models, is expected to be between $9.64 and $9.89 per unit on the pricing date, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-8 of this term sheet and “Structuring the Notes” on page TS-20 of this term sheet.

Notwithstanding any other agreements, arrangements or understandings between Barclays and any holder or beneficial owner of the notes, by acquiring the notes, each holder and beneficial owner of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. All payments are subject to the risk of exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page TS-3 and “Risk Factors” beginning on page TS-8 of this term sheet.

_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

_________________________

	Per Unit	Total
Public offering price(1)	$ 10.00	$
Underwriting discount(1)	$ 0.06	$
Proceeds, before expenses, to Barclays	$ 9.94	$

(1)	For any purchase of 500,000 units or more in a single transaction by an individual investor or in combined transactions with the investor’s household in this offering, the public offering price and the underwriting discount will be $9.975 per unit and $0.035 per unit, respectively. See “Supplement to the Plan of Distribution” below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

January , 2020

Leveraged Index Return Notes® Linked to the Worst Performing of the Nikkei 225 Index and the EURO STOXX 50® Index, due January , 2023

Summary

The Leveraged Index Return Notes® Linked to the Worst Performing of the Nikkei 225 Index and the EURO STOXX 50® Index, due January , 2023 (the “notes”) are our unsecured and unsubordinated obligations and are not deposit liabilities of Barclays. The notes are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Barclays and to the risk of exercise of any U.K. Bail-in Power (as described herein) or any other resolution measure by any relevant U.K. resolution authority. The notes provide you a leveraged return based on the performance of the Worst Performing Index (as defined below), which will be either the Nikkei 225 Index or the EURO STOXX 50® Index (each, an “Index” and together, the “Indices”), if the Ending Value of the Worst Performing Index is greater than its Starting Value. If the Ending Value of the Worst Performing Index is equal to or less than its Starting Value but greater than or equal to its Threshold Value, you will receive the principal amount of your notes. If the Ending Value of the Worst Performing Index is less than its Threshold Value, you will lose a portion, which could be significant, of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Worst Performing Index, subject to our credit risk. See “Terms of the Notes” below.

On the cover page of this term sheet, we have provided the estimated value range for the notes. This range of estimated values was determined based on our internal pricing models, which take into account a number of variables, including volatility, interest rates and our internal funding rates, which are our internally published borrowing rates, and the economic terms of certain related hedging arrangements. This range of estimated values may not correlate on a linear basis with the range of the Participation Rate for the notes. The estimated value of the notes calculated on the pricing date is expected to be less than the public offering price and will be set forth in the final term sheet made available to investors in the notes.

The economic terms of the notes (including the Participation Rate) are based on our internal funding rates, which may vary from the levels at which our benchmark debt securities trade in the secondary market, and the economic terms of certain related hedging arrangements. The difference between these rates, as well as the underwriting discount, the hedging-related charge and other amounts described below, will reduce the economic terms of the notes. For more information about the estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-20.

Terms of the Notes		Redemption Amount Determination
Issuer:	Barclays Bank PLC (“Barclays”)

Notwithstanding anything to the contrary in the accompanying product supplement, the Redemption Amount and the values referenced in determining the Redemption Amount will be determined as set forth in this term sheet. On the maturity date, you will receive a cash payment per unit determined as follows:

Principal Amount:	$10.00 per unit
Term:	Approximately three years
Market Measure:	The Nikkei 225 Index (Bloomberg symbol: “NKY”) and the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), each a price return index.
Worst Performing Index:

The Index with the lowest index return.

The “index return” of an Index means an amount (expressed as a percentage, which may be positive or negative) equal to its:

Ending Value – Starting Value

Starting Value

Starting Values:	With respect to each Index, its closing level on the pricing date.
Ending Values:	With respect to each Index, the average of its closing levels on each calculation day occurring during the Maturity Valuation Period. The scheduled calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-25 of product supplement EQUITY LIRN-1 and “Other Terms of the Notes” on page TS-10.
Threshold Values:	With respect to each Index, 85.00% of its Starting Value, rounded to two decimal places.
Participation Rate:	[250.00% to 270.00%]. The actual Participation Rate will be determined on the pricing date.
Maturity Valuation Period:	Five scheduled calculation days shortly before the maturity date.
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.06 per unit as listed on the cover page and a hedging-related charge of $0.075 per unit described in “Structuring the Notes” on page TS-20.
Calculation Agents:	Barclays and BofA Securities, Inc. (“BofAS”)

Leveraged Index Return Notes®	TS-2

Leveraged Index Return Notes® Linked to the Worst Performing of the Nikkei 225 Index and the EURO STOXX 50® Index, due January , 2023

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling 1-800-294-1322:

▪	Product supplement EQUITY LIRN-1 dated August 26, 2019: http://www.sec.gov/Archives/edgar/data/312070/000095010319011129/dp111576_424b2-equitylirn1.htm

▪	Series A MTN prospectus supplement dated August 1, 2019: http://www.sec.gov/Archives/edgar/data/312070/000095010319010190/dp110493_424b2-prosupp.htm

▪	Prospectus dated August 1, 2019: http://www.sec.gov/Archives/edgar/data/312070/000119312519210880/d756086d424b3.htm

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY LIRN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our” or similar references are to Barclays.

To the extent the determination of the Redemption Amount and other terms described in this term sheet are inconsistent with those described in the accompanying product supplement, prospectus supplement or prospectus, the determination of the Redemption Amount and other terms described in this term sheet shall control.

Consent to U.K. Bail-in Power

Notwithstanding any other agreements, arrangements or understandings between us and any holder or beneficial owner of the notes, by acquiring the notes, each holder and beneficial owner of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, any interest on, or any other amounts payable on, the notes; (ii) the conversion of all, or a portion, of the principal amount of, any interest on, or any other amounts payable on, the notes into shares or other securities or other obligations of Barclays or another person (and the issue to, or conferral on, the holder or beneficial owner of the notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the notes, or amendment of the amount of any interest or any other amounts due on the notes, or the dates on which any interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder and beneficial owner of the notes further acknowledges and agrees that the rights of the holders or beneficial owners of the notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders or beneficial owners of the notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Risk Factors” below as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

Leveraged Index Return Notes®	TS-3

Leveraged Index Return Notes® Linked to the Worst Performing of the Nikkei 225 Index and the EURO STOXX 50® Index, due January , 2023

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪    You anticipate that each Index will increase from its Starting Value to its Ending Value.

▪    You understand that any payment at maturity will be based solely on the performance of the Worst Performing Index, and you are willing to risk a loss of principal and return if the Worst Performing Index decreases from its Starting Value to an Ending Value that is below its Threshold Value, regardless of the performance of the other Index.

▪    You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪    You are willing to forgo dividends or other benefits of owning the stocks included in either Index.

▪    You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, the inclusion in the public offering price of the underwriting discount, the hedging-related charge and other amounts, as described on page TS-2.

▪    You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

▪    You are willing to consent to the exercise of any U.K. Bail-in Power by U.K. resolution authorities.

▪    You believe that either Index will decrease from its Starting Value to its Ending Value or that the Indices will not increase sufficiently over the term of the notes to provide you with your desired return.

▪    You are unwilling to accept that any payment at maturity will be based solely on the performance of the Worst Performing Index, or you are unable to risk a loss of principal and return if the Worst Performing Index has an Ending Value that is below its Threshold Value, regardless of the performance of the other Index.

▪    You seek 100% principal repayment or preservation of capital.

▪    You seek interest payments or other current income on your investment.

▪    You want to receive dividends or other distributions paid on the stocks included in either Index.

▪    You seek an investment for which there will be a liquid secondary market.

▪    You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

▪    You are unwilling to consent to the exercise of any U.K. Bail-in Power by U.K. resolution authorities.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Leveraged Index Return Notes®	TS-4

Leveraged Index Return Notes® Linked to the Worst Performing of the Nikkei 225 Index and the EURO STOXX 50® Index, due January , 2023

Hypothetical Payout Profile

The graph below is based on hypothetical numbers and values.

Leveraged Index Return Notes®

This graph reflects the returns on the notes, based on a Threshold Value of 85.00% of the Starting Value for the Worst Performing Index and a hypothetical Participation Rate of 260.00% (the midpoint of the Participation Rate range of [250.00% to 270.00%]). The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Worst Performing Index, excluding dividends.

This graph has been prepared for purposes of illustration only. We cannot predict which Index will be the Worst Performing Index.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. The following table is based on a hypothetical Starting Value of 100 and a hypothetical Threshold Value of 85 for the Worst Performing Index and a Participation Rate of 260.00%. It illustrates the effect of a range of Ending Values of the Worst Performing Index on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Values, Threshold Values and Ending Values (in particular, of the Worst Performing Index), the actual Participation Rate and term of your investment. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual levels of each Index, see “The Indices” section below. Each Index is a price return index and as such the Ending Value of each Index will not include any income generated by dividends paid on the stocks included in that Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value of the Worst Performing Index	Index Return of the Worst Performing Index	Redemption Amount per Unit(1)	Total Rate of Return on the Notes
0.00	-100.00%	$1.50	-85.00%
50.00	-50.00%	$6.50	-35.00%
75.00	-25.00%	$9.00	-10.00%
80.00	-20.00%	$9.50	-5.00%
85.00(2)	-15.00%	$10.00	0.00%
90.00	-10.00%	$10.00	0.00%
95.00	-5.00%	$10.00	0.00%
97.00	-3.00%	$10.00	0.00%
100.00(3)	0.00%	$10.00	0.00%
102.00	2.00%	$10.52	5.20%
105.00	5.00%	$11.30	13.00%
110.00	10.00%	$12.60	26.00%
120.00	20.00%	$15.20	52.00%
130.00	30.00%	$17.80	78.00%
140.00	40.00%	$20.40	104.00%
150.00	50.00%	$23.00	130.00%
160.00	60.00%	$25.60	156.00%

(1)	The Redemption Amount per unit is based on the hypothetical Participation Rate.

(2)	This is the hypothetical Threshold Value for the Worst Performing Index.

(3)	The hypothetical Starting Value of 100 for the Worst Performing Index used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value of either Index.

Leveraged Index Return Notes®	TS-5

Leveraged Index Return Notes® Linked to the Worst Performing of the Nikkei 225 Index and the EURO STOXX 50® Index, due January , 2023

Redemption Amount Calculation Examples

Example 1 The Ending Value of each Index is less than its Threshold Value:
Starting Value of each Index: 100.00
Threshold Value of each Index: 85.00

Ending Value of the NKY: 70.00

Ending Value of the SX5E: 50.00

Index return of the NKY: (70.00 – 100.00) / 100.00 = -30.00%

Index return of the SX5E: (50.00 – 100.00) / 100.00 = -50.00%

Worst Performing Index: The SX5E, which has the lowest index return

Redemption Amount per unit

Example 2
One Index has increased in value, but the Ending Value of the other Index is less than its Threshold Value:
Starting Value of each Index: 100.00
Threshold Value of each Index: 85.00

Ending Value of the NKY: 120.00

Ending Value of the SX5E: 75.00

Index return of the NKY: (120.00 – 100.00) / 100.00 = 20.00%

Index return of the SX5E: (75.00 – 100.00) / 100.00 = -25.00%

Worst Performing Index: The SX5E, which has the lowest index return

Redemption Amount per unit, since the Ending Value of the Worst Performing Index is less than its Threshold Value, even though the Ending Value of the other Index is greater than its Initial Value.

Example 3
One Index has increased in value, while the Ending Value of the other Index is less than its Starting Value but not less than its Threshold Value:
Starting Value of each Index: 100.00
Threshold Value of each Index: 85.00 Ending Value of the NKY: 95.00 Ending Value of the SX5E: 130.00
Index return of the NKY: (95.00 – 100.00) / 100.00 = -5.00% Index return of the SX5E: (130.00 – 100.00) / 100.00 = 30.00% Worst Performing Index: The NKY, which has the lowest index return
Redemption Amount (per unit) = $10.00, the principal amount, since the Ending Value of the Worst Performing Index is less than its Starting Value but equal to or greater than its Threshold Value.

Leveraged Index Return Notes®	TS-6

Leveraged Index Return Notes® Linked to the Worst Performing of the Nikkei 225 Index and the EURO STOXX 50® Index, due January , 2023

Example 4
Each Index has increased in value from its Starting Value to its Ending Value:
Starting Value of each Index: 100.00

Ending Value of the NKY: 110.00

Ending Value of the SX5E: 140.00

Index return of the NKY: (110.00 – 100.00) / 100.00 = 10.00%

Index return of the SX5E: (140.00 – 100.00) / 100.00 = 40.00%

Worst Performing Index: The NKY, which has the lowest index return

Redemption Amount per unit

Leveraged Index Return Notes®	TS-7

Leveraged Index Return Notes® Linked to the Worst Performing of the Nikkei 225 Index and the EURO STOXX 50® Index, due January , 2023

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of product supplement EQUITY LIRN-1 and page S-7 of the Series A MTN prospectus supplement identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Depending on the performance of the Worst Performing Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and any actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Payments on the notes are subject to the exercise of U.K. Bail-in Power by the relevant U.K. resolution authority. As described above under “Consent to U.K. Bail-in Power,” the relevant U.K. resolution authority may exercise any U.K. Bail-in Power under the conditions described in such section of this term sheet. If any U.K. Bail-in Power is exercised, you may lose all or a part of the value of your investment in the notes or receive a different security, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise its authority to implement the U.K. Bail-in Power without providing any advance notice to the holders and beneficial owners of the notes. By your acquisition of the notes, you acknowledge, accept, agree to be bound by, and consent to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. The exercise of any U.K. Bail-in Power with respect to the notes will not be a default or an Event of Default (as each term is defined in the senior debt securities indenture relating to the notes). The trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power with respect to the notes. See “Consent to U.K. Bail-in Power” above as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement for more information.

▪	Your investment return may be less than a comparable investment directly in the stocks included in the Indices.

▪	The estimated value of your notes is based on our internal pricing models. Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. These variables and assumptions are not evaluated or verified on an independent basis and may prove to be inaccurate. Different pricing models and assumptions of different financial institutions could provide valuations for the notes that are different from our estimated value.

▪	The estimated value is based on a number of variables, including volatility, interest rates and our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced in this term sheet may be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

▪	The estimated value of your notes is expected to be lower than the public offering price of your notes. This difference is expected as a result of certain factors, such as the inclusion in the public offering price of the underwriting discount, the hedging-related charge, the estimated profit, if any, that we or any of our affiliates expect to earn in connection with structuring the notes, and the estimated cost which we may incur in hedging our obligations under the notes, as further described in “Structuring the Notes” on page TS-20. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes and lower than the estimated value because the secondary market prices take into consideration the levels at which our debt securities trade in the secondary market but do not take into account such fees, charges and other amounts.

▪	The estimated value of the notes will not be a prediction of the prices at which MLPF&S, BofAS or its affiliates, or any of our affiliates or any other third parties may be willing to purchase the notes from you in secondary market transactions. The price at which you may be able to sell your notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar size trades, and may be substantially less than our estimated value of the notes. Any sale prior to the maturity date could result in a substantial loss to you.

▪	A trading market is not expected to develop for the notes. We, MLPF&S, BofAS and our respective affiliates are not obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trading in securities of companies included in the Indices), and any hedging and trading activities we, MLPF&S, BofAS or our respective

Leveraged Index Return Notes®	TS-8

Leveraged Index Return Notes® Linked to the Worst Performing of the Nikkei 225 Index and the EURO STOXX 50® Index, due January , 2023

affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	An index sponsor may adjust the relevant Index in a way that affects its level, and has no obligation to consider your interests.

▪	You will have no rights of a holder of the securities included in the Indices, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪	While we, MLPF&S, BofAS or our respective affiliates may from time to time own securities of companies included in either Index, we, MLPF&S, BofAS and our respective affiliates do not control any company included in either Index, and have not verified any disclosure made by any company.

▪	Your return on the notes may be affected by factors affecting the international securities markets, specifically markets in the countries represented by the Indices. In addition, you will not obtain the benefit of any increase in the value of the currencies in which the securities in the Indices trade against the U.S. dollar, which you would have received if you had owned the securities included in the Indices during the term of your notes, although the value of the notes may be adversely affected by general exchange rate movements in the market.

▪	There may be potential conflicts of interest involving the calculation agents, one of which is us and one of which is BofAS. We have the right to appoint and remove the calculation agents.

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a U.S. investor of the notes. See “Tax Considerations” below.

Additional Risk Factors

The notes are subject to the risks of each Index, not a basket composed of the Indices, and will be negatively affected if the level of either Index decreases from its Starting Value, even if the level of the other Index increases from its Starting Value. You are subject to the risks associated with each Index. The Redemption Amount will be determined only by reference to the Worst Performing Index, regardless of the performance of the other Index. The notes are not linked to a basket composed of the Indices, where the depreciation in the level of either Index could be offset to some extent by the appreciation in the level of the other Index. In the case of the notes that we are offering, the individual performance of each Index will not be combined, and any depreciation in the level of either Index would not be offset by any appreciation in the level of the other Index.

You will not benefit in any way from the performance of the better performing Index. The return on the notes depends solely on the performance of the Worst Performing Index, and you will not benefit in any way from the performance of the better performing Index. The notes may underperform a similar investment in each of the Indices or a similar alternative investment linked to a basket composed of the Indices. In either such case, the performance of the better performing Index would be blended with the performance of the Worst Performing Index, resulting in a potentially better return than what you would receive on the notes.

Because the notes are linked to two indices, as opposed to only one, it is more likely that you will lose some or substantially all of your investment. By linking the notes to the worst performing of two indices, it is more likely that the level of one of the two indices decreases from its Starting Value to an Ending Value that is less than the Threshold Value, and you will lose some or substantially all of your investment.

You will be subject to risks relating to the relationship between the Indices. By investing in the notes, you assume the risk that the Indices may not exhibit a positive correlation between the Indices (i.e., a tenancy for their levels to increase or decrease at similar times and by similar magnitudes). The less correlated the Indices, the more likely it is that the level of one of the Indices will decrease below its Starting Value over the term of the notes. You will lose some or substantially all of your principal if the Ending Value of one of the Indices is less than its Threshold Value, and the performance of the better performing Index will not be relevant to your return on the notes at maturity. It is impossible to predict what the relationship between the Indices will be over the term of the notes. The Indices represent different portions of the international equity markets, and they may not perform similarly over the term of the notes.

Leveraged Index Return Notes®	TS-9

Leveraged Index Return Notes® Linked to the Worst Performing of the Nikkei 225 Index and the EURO STOXX 50® Index, due January , 2023

Other Terms of the Notes

Market Measure Business Day

The following definition shall supersede and replace the definition of “Market Measure Business Day” set forth in product supplement EQUITY LIRN-1

With respect to each Index, a “Market Measure Business Day” means a day on which:

(A) as applicable, the Tokyo Stock Exchange (in the case of the Nikkei 225 Index) or the Eurex (in the case of the EURO STOXX 50® Index) (or any successor to the relevant foregoing exchange) is open for trading; and

(B) that Index or any successor thereto is calculated and published.

Market Disruption Events and Other Events

Notwithstanding anything to the contrary in the accompanying product supplement, a Market Disruption Event or non-Market Measure Business Day as to one Index will not impact the timing of the occurrence of any calculation day with respect to the other Index. If a Market Disruption Event or non-Market Measure Business Day occurs with respect to either Index during the Maturity Valuation Period, the final paragraph of the “Description of LIRNs—The Starting Value and the Ending Value—Ending Value” on PS-25 of product supplement EQUITY LIRN-1 will be applied only in connection with determining the Final Value of that Index, and the timing and manner of determining the Final Value of the other Index will not be impacted.

Leveraged Index Return Notes®	TS-10

Leveraged Index Return Notes® Linked to the Worst Performing of the Nikkei 225 Index and the EURO STOXX 50® Index, due January , 2023

The Indices

All disclosures contained in this term sheet regarding the Indices, including, without limitation, their make-up, method of calculation, and changes in their components, have been derived from publicly available sources without independent verification. The information reflects the policies of, and is subject to change by each of STOXX Limited with respect to the EURO STOXX 50® Index and Nikkei Inc. with respect to the Nikkei 225 Index (STOXX Limited and Nikkei Inc. together, the “Index sponsors”). The Index sponsors have no obligation to continue to publish, and may discontinue or suspend the publication of any Index at any time. The consequences of any Index sponsor discontinuing publication of an Index are discussed in the section entitled “Description of LIRNs—Discontinuance of an Index” beginning on page PS-27 of product supplement EQUITY LIRN-1. None of us, the calculation agents, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance or publication of any Index or any successor index.

The Nikkei 225 Index

The Nikkei 225 Index (the “NKY”) is a stock index that measures the composite price performance of selected Japanese stocks. The NKY is currently based on 225 underlying stocks (the “Nikkei Underlying Stocks”) trading on the Tokyo Stock Exchange (“TSE”) representing a broad cross-section of Japanese industries. Non-ordinary shares, such as shares of exchange-traded funds, real estate investment trusts, preferred stock or other preferred securities or tracking stocks, are excluded from the NKY. The NKY is reported by Bloomberg L.P. under the ticker symbol “NKY.”

All 225 Nikkei Underlying Stocks are stocks listed in the First Section of the TSE. Stocks listed in the First Section of the TSE are among the most actively traded stocks on the TSE. Nikkei Inc. rules require that the 75 most liquid issues (one-third of the component count of the NKY) be included in the NKY. Nikkei Inc. first calculated and published the NKY in 1970.

Rules of the Periodic Review

Nikkei Underlying Stocks are reviewed annually (the “periodic review”) in accordance with the following rules, and results of the review are applied on the first trading day in October. Results of the review become effective on the first trading day of October, and there is no limit to the number of Nikkei Underlying Stocks that can be affected. Stocks selected by the procedures outlined below are presented as candidates to a committee composed of academics and market professionals for comment; based on comments from the committee, Nikkei Inc. determines and announces any changes to the Nikkei Underlying Stocks.

High Liquidity Group

The top 450 most liquid stocks are chosen from the TSE First Section. For purposes of this selection, liquidity is measured by (i) trading volume in the preceding 5-year period and (ii) the magnitude of price fluctuation by volume in the preceding 5-year period. These 450 stocks constitute the “High Liquidity Group” for the review. Those Nikkei Underlying Stocks that are not in the High Liquidity Group are removed. Those stocks that are not currently Nikkei Underlying Stocks but that are in the top 75 of the High Liquidity Group are added.

Sector Balance

The High Liquidity Group is then categorized into the following six sectors: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others, and Transportation and Utilities. These six sector categories are further divided into 36 industrial classifications as follows:

•	Technology — Pharmaceuticals, Electrical Machinery, Automobiles & Auto Parts, Precision Instruments and Telecommunications;

•	Financials — Banks, Other Financial Services, Securities and Insurance;

•	Consumer Goods — Fishery, Food, Retail and Services;

•	Materials — Mining, Textiles & Apparel, Paper & Pulp, Chemicals, Petroleum, Rubber, Ceramics, Steel, Nonferrous Metals and Trading Companies;

•	Capital Goods/Others — Construction, Machinery, Shipbuilding, Transportation Equipment, Other Manufacturing and Real Estate; and

•	Transportation/Utilities — Railway & Transport, Marine Transport, Air Transport, Warehousing, Electric Power and Gas.

The “appropriate number” of constituents for each sector is defined to be half the number of stocks in that sector. After the liquidity-based adjustments, discussed above, a rebalancing is conducted if any of the sectors are over- or under-represented. The degree of representation is evaluated by comparing the actual number of constituents in the sector against the appropriate number for that sector.

Leveraged Index Return Notes®	TS-11

Leveraged Index Return Notes® Linked to the Worst Performing of the Nikkei 225 Index and the EURO STOXX 50® Index, due January , 2023

For over-represented sectors, current constituents in the sector are deleted in the order of liquidity (lowest liquidity first) to correct the overage. For under-represented sectors, non-constituent stocks are added from the High Liquidity Group in the order of liquidity (highest liquidity first) to correct the shortage.

Extraordinary Replacement Rules

Nikkei Underlying Stocks removed from the TSE First Section are deleted from the NKY. Reasons for removal from the TSE First Section include: designation to “securities to be delisted” (i.e., “Seiri Meigara”) or delisting due to bankruptcy (including filing under the Corporate Reorganization Act, Civil Rehabilitation Act or liquidation), delisting due to corporate restructuring such as merger, share exchange or share transfer, designation to “securities to be delisted” or actual delisting due to excess debt or transfer to the TSE Second Section. In addition, constituents designated to “securities under supervision” (i.e., “Kanri Meigara”) become deletion candidates. However, the decision to delete such candidates will be made by examining the sustainability and the probability of delisting for each individual case.

When a Nikkei Underlying Stock is deleted from the NKY as outlined in the preceding paragraph, a new Nikkei Underlying Stock will be selected and added, in principle, from the same sector of the High Liquidity Group in order of liquidity. Notwithstanding the foregoing, the following rules may apply depending on the timing and circumstances of the deletion: (i) when such deletion is scheduled close to the periodic review, additional stocks may be selected as part of the periodic review process and (ii) when multiple deletions are scheduled in a season other than the periodic review, additions may be selected using the liquidity and sector balancing rules outlined above.

Procedures to Implement Constituent Changes

As a general rule, for both the periodic review and the extraordinary replacement rules, additions and deletions are made effective on the same day in order to keep the number of Nikkei Underlying Stocks 225. However, under the circumstances outlined below, when an addition cannot be made on the same day as a deletion, the NKY may be calculated with fewer than 225 Nikkei Underlying Stocks. In this case, the divisor is adjusted to ensure continuity.

The first instance when the NKY may be calculated with fewer than 225 Nikkei Underlying Stocks is when a Nikkei Underlying Stock is delisted by reason of share exchange or transfer and the succeeding company becomes listed a short period of time later. The second instance is when a Nikkei Underlying Stock is deleted due to a sudden announcement of bankruptcy or is designated as a “security to be delisted.” The addition will be made after a short period (approximately 2 days). The exact schedule is announced on a case by case basis.

Calculation of the Nikkei 225 Index

The NKY is a modified, price-weighted index (i.e., a Nikkei Underlying Stock’s weight in the index is based on its price per share rather than the total market capitalization of the issuer) that is calculated by (i) multiplying the per share price of each Nikkei Underlying Stock by the corresponding weighting factor for such Nikkei Underlying Stock (a “Weight Factor”), (ii) calculating the sum of all these products and (iii) dividing such sum by a divisor (the “Divisor”). The Divisor is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing ¥50 by the par value of the relevant Nikkei Underlying Stock, so that the share price of each Nikkei Underlying Stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of ¥50. The stock prices used in the calculation of the NKY are those reported by a primary market for the Nikkei Underlying Stocks (currently the TSE). The level of the NKY is calculated every 5 seconds.

In order to maintain continuity in the NKY in the event of certain changes due to non-market factors affecting the Nikkei Underlying Stocks, such as the addition or deletion of stocks, substitution of stocks, stock splits or distributions of assets to stockholders, the Divisor used in calculating the NKY is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the NKY. Thereafter, the Divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of such change affecting any Nikkei Underlying Stock, the Divisor is adjusted in such a way that the sum of all share prices immediately after such change multiplied by the applicable Weight Factor and divided by the new Divisor (i.e., the level of the NKY immediately after such change) will equal the level of the NKY immediately prior to the change.

Leveraged Index Return Notes®	TS-12

Leveraged Index Return Notes® Linked to the Worst Performing of the Nikkei 225 Index and the EURO STOXX 50® Index, due January , 2023

The following graph shows the daily historical performance of the NKY in the period from January 1, 2010 through January 7, 2020. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On January 7, 2020, the closing level of the NKY was 35,575.72.

Historical Performance of the Nikkei 225 Index

This historical data on the NKY is not necessarily indicative of the future performance of the NKY or what the value of the notes may be. Any historical upward or downward trend in the level of the NKY during any period set forth above is not an indication that the level of the NKY is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the NKY.

License Agreement

For any specific issuance of securities, we will enter into a non-exclusive license agreement with Nikkei Inc., whereby we, in exchange for a fee, will be permitted to use the NKY in connection with such securities. We are not affiliated with Nikkei Inc.; the only relationship between Nikkei Inc. and us is any licensing of the use of Nikkei Inc.’s indices and trademarks relating to them.

The copyright relating to the NKY and intellectual property rights as to the indications for “Nikkei,” “Nikkei Stock Average” and “Nikkei 225” and any other rights shall belong to Nikkei Inc. Nikkei Inc. will be entitled to change the details of the NKY and to suspend the announcement thereof. All the businesses and implementation relating to our license agreement with Nikkei Inc. will be conducted exclusively at our risk, and Nikkei Inc. assumes no obligation or responsibility therefor.

The notes are not sponsored, endorsed, sold, or promoted by Nikkei Inc., and Nikkei Inc. makes no representation whatsoever, whether express or implied, either as to the results to be obtained from the use of the NKY and/or the levels at which the NKY stands at any particular time on any particular date or otherwise. Nikkei Inc. will not be liable (whether in negligence or otherwise) to any person for any error in the NKY, and Nikkei Inc. is under no obligation to advise any person of any error therein. Nikkei Inc. is making no representation whatsoever, whether express or implied, as to the advisability of purchasing or assuming any risk in connection with the notes.

Leveraged Index Return Notes®	TS-13

Leveraged Index Return Notes® Linked to the Worst Performing of the Nikkei 225 Index and the EURO STOXX 50® Index, due January , 2023

The EURO STOXX 50® Index

The EURO STOXX 50® Index (the “SX5E”) was created and is calculated, maintained and published by STOXX Limited, a wholly owned subsidiary of Deutsche Börse AG. The euro price return version of the SX5E is reported by Bloomberg L.P. under the ticker symbol “SX5E.”

EURO STOXX 50® Index Composition

The SX5E is a free-float market-capitalization weighted index composed of 50 of the largest stocks in terms of free-float market capitalization traded on the major exchanges of 11 Eurozone countries: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. At any given time, some eligible countries may not be represented in the SX5E.

The selection list for the SX5E includes the top 60% of the free-float market capitalization of each of the 19 EURO STOXX® Supersector indices and all current SX5E component stocks. All the stocks on the selection list are ranked in terms of free-float market capitalization. The largest 40 stocks on the selection list are selected for inclusion in the SX5E; the remaining 10 stocks are selected from the largest remaining current stocks ranked between 41 and 60. If the number of stocks selected is still below 50, then the largest remaining stocks are selected until there are 50 stocks.

The composition of the SX5E is reviewed annually in September. The review cut-off date is the last trading day of August. The composition of the SX5E is also reviewed monthly and components that rank 75 or below are replaced and non-component stocks that rank 25 or above are added. In addition, changes to country classification and listing are effective as of the next quarterly review. At that time, the SX5E is adjusted accordingly to remain consistent with its country membership rules by deleting the company where necessary.

EURO STOXX 50® Index Maintenance

The SX5E is also reviewed on an ongoing basis. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings, bankruptcy, and price and share adjustments) that affect the composition of the SX5E are immediately reviewed. Any changes are announced, implemented and effective in line with the type of corporate action and the magnitude of the effect.

To maintain the number of components constant, a removed company is replaced by the highest-ranked non-component on the selection list. The selection list is updated on a monthly basis according to the review component selection process.

The free-float factors for each component stock used to calculate the SX5E are reviewed, calculated and implemented on a quarterly basis and are fixed until the next quarterly review.

EURO STOXX 50® Index Calculation

The SX5E is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the value of the SX5E can be expressed as follows:

Index =	free-float market capitalization of the SX5E
divisor

The “free-float market capitalization of the SX5E” is equal to the sum of the products, for each component stock, of the price, number of shares, free-float factor, weighting cap factor and, if applicable, the exchange rate from the local currency into the index currency of the SX5E as of the time that the SX5E is being calculated. The weighting cap factor limits the weight of each component stock within the SX5E to a maximum of 10% at the time of each review.

The free-float factor of each component stock is intended to reduce the number of shares to the actual amount available on the market. All fractions of the total number of shares that are larger than 5% and whose holding is of a long-term nature are excluded from the calculation of the SX5E, including: cross-ownership (stock owned either by the company itself, in the form of treasury shares, or owned by other companies); government ownership (stock owned by either governments or their agencies); private ownership (stock owned by either individuals or families); and restricted shares that cannot be traded during a certain period or have a foreign ownership restriction. Block ownership is not applied for holdings of custodian nominees, trustee companies, mutual funds, investment companies with short-term investment strategies, pension funds and similar entities.

The SX5E is also subject to a divisor, which is adjusted to maintain the continuity of the values of the SX5E despite changes due to corporate actions. The following is a summary of the adjustments to any component stock of the SX5E made for corporate actions and the effect of such adjustment on the divisor of the SX5E, where shareholders of the component stock will receive “B” number of shares for every “A” share held (where applicable).

Leveraged Index Return Notes®	TS-14

Leveraged Index Return Notes® Linked to the Worst Performing of the Nikkei 225 Index and the EURO STOXX 50® Index, due January , 2023

(1) Special cash dividend:

Cash distributions that are outside the scope of the regular dividend policy or that the company defines as an extraordinary distribution

Adjusted price = closing price – dividend announced by the company × (1 – withholding tax if applicable)

Divisor: decreases

(2) Split and reverse split: Adjusted price = closing price × A / B New number of shares = old number of shares × B / A Divisor: unchanged

(3) Rights offering:

If the subscription price is not available or if the subscription price is equal to or greater than the closing price on the day before the effective date, then no adjustment is made.

In case the share increase is greater than or equal to 100% (B / A ≥ 1), the adjustment of the shares and weight factors are delayed until the new shares are listed.

Adjusted price = (closing price × A + subscription price × B) / (A + B)

New number of shares = old number of shares × (A + B) / A

Divisor: increases

(4) Stock dividend: Adjusted price = closing price × A / (A + B) New number of shares = old number of shares × (A + B) / A Divisor: unchanged	(5) Stock dividend (from treasury stock): Adjusted only if treated as extraordinary dividend. Adjusted close = close – close × B / (A + B) Divisor: decreases
(6) Stock dividend of another company: Adjusted price = (closing price × A – price of other company × B) / A Divisor: decreases

(7) Return of capital and share consolidation:

Adjusted price = (closing price – capital return announced by company × (1-withholding tax)) × A / B

New number of shares = old number of shares × B / A

Divisor: decreases

(8) Repurchase of shares / self-tender:

Adjusted price = ((price before tender × old number of shares) – (tender price × number of tendered shares)) / (old number of shares – number of tendered shares)

New number of shares = old number of shares – number of tendered shares

Divisor: decreases

(9) Spin-off: Adjusted price = (closing price × A – price of spun-off shares × B) / A Divisor: decreases

(10) Combination stock distribution (dividend or split) and rights offering:

For this corporate action, the following additional assumptions apply:

Shareholders receive B new shares from the distribution and C new shares from the rights offering for every A share held.

If A is not equal to one share, all the following “new number of shares” formulae need to be divided by A:

Leveraged Index Return Notes®	TS-15

Leveraged Index Return Notes® Linked to the Worst Performing of the Nikkei 225 Index and the EURO STOXX 50® Index, due January , 2023

- If rights are applicable after stock distribution (one action applicable to other):

Adjusted price = (closing price × A + subscription price × C × (1 + B / A)) / ((A + B) × ( 1 + C / A))

New number of shares = old number of shares × ((A + B) × (1 + C / A)) / A

Divisor: increases

- If stock distribution is applicable after rights (one action applicable to other):

Adjusted price = (closing price × A + subscription price × C) /((A + C) × (1 + B / A))

New number of shares = old number of shares × ((A + C) × (1 + B / A))

Divisor: increases

- Stock distribution and rights (neither action is applicable to the other):

Adjusted price = (closing price × A + subscription price × C) / (A + B + C)

New number of shares = old number of shares × (A + B + C) / A

Divisor: increases

(11) Addition / deletion of a company: No price adjustments are made. The net change in market capitalization determines the divisor adjustment.	(12) Free-float and shares changes: No price adjustments are made. The net change in market capitalization determines the divisor adjustment.

Leveraged Index Return Notes®	TS-16

Leveraged Index Return Notes® Linked to the Worst Performing of the Nikkei 225 Index and the EURO STOXX 50® Index, due January , 2023

The following graph shows the daily historical performance of the SX5E in the period from January 1, 2010 through January 7, 2020. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On January 7, 2020, the closing level of the SX5E was 3,759.25.

Historical Performance of the EURO STOXX 50® Index

This historical data on the SX5E is not necessarily indicative of the future performance of the SX5E or what the value of the notes may be. Any historical upward or downward trend in the level of the SX5E during any period set forth above is not an indication that the level of the SX5E is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the SX5E.

License Agreement

We have entered into a non-exclusive license agreement with STOXX Limited whereby we, in exchange for a fee, are permitted to use the SX5E in connection with the notes. STOXX Limited and its licensors (the “Licensors”) have no relationship to Barclays Bank PLC, other than the licensing of indices and the related trademarks for use in connection with the notes.

STOXX Limited and its Licensors do not:

•	sponsor, endorse, sell or promote the notes;

•	recommend that any person invest in the notes or any other securities;

•	have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes.

•	have any responsibility or liability for the administration, management or marketing of the notes; or

•	consider the needs of the notes or the owners of the notes in determining, composing or calculating the SX5E or have any obligation to do so.

STOXX Limited and its Licensors will not have any liability in connection with the notes. Specifically,

•	STOXX Limited and its Licensors do not make any warranty, express or implied and disclaim any and all warranty about:

•	the results to be obtained by the notes, the owner of the notes or any other person in connection with the use of the SX5E and the data included in the SX5E;

•	the accuracy or completeness of the SX5E and its data; or

•	the merchantability and the fitness for a particular purpose or use of the SX5E and its data;

STOXX Limited and its Licensors will have no liability for any errors, omissions or interruptions in the SX5E or its data; and

Leveraged Index Return Notes®	TS-17

Leveraged Index Return Notes® Linked to the Worst Performing of the Nikkei 225 Index and the EURO STOXX 50® Index, due January , 2023

Under no circumstances will STOXX Limited or its Licensors be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX Limited or its Licensors knows that they might occur.

The licensing agreement between Barclays Bank PLC and STOXX Limited is solely for their benefit and not for the benefit of the owners of the notes or any other third parties.

Leveraged Index Return Notes®	TS-18

Leveraged Index Return Notes® Linked to the Worst Performing of the Nikkei 225 Index and the EURO STOXX 50® Index, due January , 2023

Supplement to the Plan of Distribution

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

BofAS has advised us that MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than two business days from the pricing date, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. BofAS has advised us that, at MLPF&S’s and BofAS’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the estimated value of the notes at the time of purchase. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Indices, the remaining term of the notes and our creditworthiness. However, none of us, MLPF&S, BofAS nor any of our respective affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S, BofAS or our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement produced by MLPF&S will be based on BofAS’s estimate of the value of the notes if BofAS or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Barclays or for any purpose other than that described in the immediately preceding sentence.

An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

•	the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

•	a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

•	a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

Leveraged Index Return Notes®	TS-19

Leveraged Index Return Notes® Linked to the Worst Performing of the Nikkei 225 Index and the EURO STOXX 50® Index, due January , 2023

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Worst Performing Index. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. The economic terms of the notes are based on our internal funding rates, which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the pricing date will be based on our internal funding rates. Our estimated value of the notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

The Redemption Amount payable at maturity will be calculated based on the $10 principal amount per unit and will depend on the performance of the Worst Performing Index. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S, BofAS and its affiliates or our affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Indices, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their estimated value depend in part on the terms of these hedging arrangements, any estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, and estimated costs which we may incur in hedging our obligations under the notes.

BofAS has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by us, BofAS or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to LIRNs” beginning on page PS-7 and “Use of Proceeds and Hedging” on page PS-17 of product supplement EQUITY LIRN-1.

Leveraged Index Return Notes®	TS-20

Leveraged Index Return Notes® Linked to the Worst Performing of the Nikkei 225 Index and the EURO STOXX 50® Index, due January , 2023

Tax Considerations

You should review carefully the sections entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward or Derivative Contracts” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders,” in the accompanying prospectus supplement. The following discussion, when read in combination with those sections, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the notes. The following discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

Based on current market conditions, in the opinion of our special tax counsel, it is reasonable to treat the notes for U.S. federal income tax purposes as prepaid forward contracts with respect to the Worst Performing Index. Assuming this treatment is respected, upon a sale or exchange of the notes (including redemption at maturity), you should recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the notes, which should equal the amount you paid to acquire the notes. This gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the original issue price. However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Treasury regulations under Section 871(m) generally impose a withholding tax on certain “dividend equivalents” under certain “equity linked instruments.” A recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2023 that do not have a “delta of one” with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on our determination that the notes do not have a “delta of one” within the meaning of the regulations, we expect that these regulations will not apply to the notes with regard to non-U.S. holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the notes. You should consult your tax advisor regarding the potential application of Section 871(m) to the notes.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders. Subject to estate tax treaty relief, a note may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the note at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated or deemed situated in the United States. Individual Non-U.S. Holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the notes at death.

Leveraged Index Return Notes®	TS-21